Exhibit G
                Form of Federal Register Notice

Securities and Exchange Commission
(Release No. 35-_________)

         CinCap Madison, LLC ("CinCap Madison"), CinCap VII, LLC ("CinCap VII" and together with CinCap Madison, "Sellers") and PSI Energy, Inc. ("PSI" and together with Sellers, "Applicants"), each a wholly-owned subsidiary of Cinergy Corp., a registered holding company under the Act ("Cinergy"), have filed a Declaration under sections 9(b)(1) and 32(h) of the Act and rules 42, 43, 52 and 54 thereunder.

         Sellers propose to sell certain generating facilities to PSI, namely, the Madison and Henry County Generating Stations (each such transaction, a "Transfer"), for an aggregate purchase price not to exceed $450 million, in each case based on the net book value of the respective generating facility as of January 1, 2002 plus associated carrying costs accrued from such date to the date of closing of the Transfers ("Closing").

         PSI produces, transmits, distributes and sells electricity in the State of Indiana to customers located in 69 counties in the central, north central and southern parts of Indiana, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for the six months ended June 30, 2002, PSI had consolidated assets of approximately $4.2 billion and operating revenues of approximately $1.1 billion.

         Sellers have been certified as exempt wholesale generators ("EWG") and have been authorized by the Federal Energy Regulatory Commission ("FERC") to sell wholesale power at market-based rates. CinCap Madison owns the Madison Generating Station, located in Madison Township, Butler County, Ohio, which consists of eight General Electric ("GE") 7EA natural gas fired simple cycle combustion turbine ("CT") generating units, with a summer rating of 72 MW per unit for a total summer rating of 576 MW, together with associated realty, equipment and other tangible and intangible assets. The Madison station is a "peaking" facility (i.e., intended to run only at times of peak electric demand, which in PSI's service territory occurs in the summer). It is with transmission facilities owned by PSI's electric and gas utility associate company, The Cincinnati Gas & Electric Company. Madison station was placed into commercial service in the summer of 2000 and Applicants state that it has operated at a high level of reliability.

         CinCap VII owns the Henry County Generating Station, located in Henry County, Indiana, which consists of three GE LM 6000 natural gas fired simple cycle CTs, with a summer rating of 45.5 MW per unit for a total summer rating of approximately 136 MW, together with associated realty, equipment and other tangible and intangible assets. The Henry County station is a peaking facility, and is interconnected with electric transmission facilities owned by PSI. It was placed into commercial service in August 2001 and Applicants state that has operated at a high level of reliability.1

         Applicants state that through its resource planning process, PSI has determined that it requires additional generating capacity as soon as practical to accommodate increasing demand for electricity on its utility system. PSI's current on-system (i.e., without purchases) reserve margin is less than 1%. Without the Transfers, PSI will be required to rely disproportionately on power purchases from the wholesale market, in order to maintain a minimum target planning reserve margin of 15%. PSI stated that it has considered and implemented numerous resource options, and has determined that the most expeditious, reliable, efficient and economic methods of meeting this growing demand for electricity on its utility system include the acquisitions of the Madison and Henry County stations. These acquisitions will result in the addition of approximately 663 MW2 (summer rating) of peaking capacity to the PSI system, immediately available to serve Indiana customers' electricity demand requirements.

         As noted above, Sellers propose to sell their generating facilities to PSI for an aggregate purchase price not to exceed $450 million, in each case based on the net book value of the generating facilities as of January 1, 2002 plus associated carrying costs accrued from such date to the Closing. The foregoing pricing, as well as other terms and conditions associated with the proposed sale of the Madison and Henry County Stations (including customary representations and warranties and covenant obligations of the respective parties), will be set forth in separate but substantially identical (other than with respect to price) Asset Purchase Agreements, to be entered into at the Closing, between CinCap Madison or CinCap VII (together with their indirect parent company, Cinergy Capital & Trading, Inc.), on the one hand, as Seller, and PSI, as Buyer.

         Cinergy used proceeds from several series of its senior unsecured long-term debt, issued in an aggregate principal amount of $700 million and maturing at various times in 2004 ("Debentures"), to finance its development, construction and acquisition of the Madison and Henry County stations. At the Closing, in transactions exempt from this Commission's jurisdiction pursuant to rule 52 under the Act, PSI would pay the full amount of the respective purchase prices by issuing one or more promissory notes to Cinergy in an aggregate principal amount equal to such purchase prices ("Notes"). The Notes would have final maturities in 2004 corresponding to the final maturities in 2004 of the Debentures and would bear interest at a rate per annum designed to parallel the annual interest rate and associated financing costs of the Debentures. At final maturity of the Notes (unless or to the extent that PSI has earlier refinanced the Notes in whole or in part),3 PSI anticipates that it would externally finance the Madison and Henry County stations assets on a long-term basis with debt and/or equity and would apply the proceeds to repay in full the outstanding principal of the Notes; Cinergy in turn would use those funds to repay in part the outstanding principal of the Debentures.

         Cinergy states that the proposed Transfers are also subject to the jurisdiction of the Indian Utility Regulatory Commission ("IURC") and the FERC. Specifically, the IURC has jurisdiction over PSI with respect to its proposed acquisition of the Madison and Henry County stations and CinCap VII with respect to its proposed sale of the Henry County station. A joint application of PSI and CinCap VII is pending before the IURC in Cause No. 42145 with respect to these matters, including the proposed pricing for the Transfers. The IURC also has jurisdiction over any long-term debt or equity financing by PSI of its proposed acquisition. Applicants state that a financing petition will be filed shortly by PSI with the IURC in respect of its proposed acquisition financing. Pursuant to
Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed sale of the Madison and Henry County stations to the extent such sales include facilities classified as interstate transmission equipment, and an appropriate application has been filed with FERC seeking such authorization.

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this application, and receipt of the Commission's order with respect thereto, of not more than $20,000.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 Cinergy Power Generation Services, LLC, a nonutility subsidiary of Cinergy
("CPGS"), provides operation and maintenance ("O&M") services to the Madison and Henry County stations, under the supervision of the plants' respective owners. Following the Transfers, CPGS will continue providing O&M services to the stations, under the direction of their new owner, PSI. Such services will be provided at "cost" as defined in rule 91 under the Act pursuant to the service agreement between PSI and certain of its nonutility associate companies previously authorized by the Commission in File No. 70-9449 (HCAR No. 27016, May 4, 1999).

2 Due to an existing long-term 50 MW unit power sale from the Henry County Station to a nonaffiliate customer, 663 MW of summer rated capacity from the two plants, rather than 712 MW, will be available to serve PSI's Indiana retail customers' demand requirements.

3 To the extent not otherwise exempt under rule 42 or 52 under the Act, PSI hereby requests authorization, to acquire, retire, or otherwise redeem prior to its maturity the Notes.